ADDRESS REPLY TO
Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and Secretary	Atlanta, GEORIGIA 30301
404 676-5622 FAX: 404 676-8409

February 19, 2009

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:           The Coca-Cola Company
Form 10-K for Fiscal Year Ended December 31, 2007
Schedule 14A filed March 3, 2008
File No. 1-02217

Dear Mr. Reynolds:

This letter follows our most recent letter dated October 31, 2008 regarding the comment set forth in your letter of May 6, 2008 concerning the Form 10-K for the fiscal year ended December 31, 2007 of The Coca-Cola Company (the “Company”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on March 3, 2008 (the “2008 Proxy Statement”).

In its letter, the staff requested that the Company publicly disclose the business performance targets used to compute the annual incentive award to the Company’s named executive officers under the Performance Incentive Plan of The Coca-Cola Company (the “Plan”).  As the Company has explained in its prior correspondence, the performance targets are confidential and if disclosed would, in the Company’s view, result in substantial competitive harm to the Company by enabling competitors to ascertain critical elements of the Company’s business plan and pricing strategy.

Following our most recent letter to the staff, we engaged in discussions with you and other members of the staff concerning this matter.  Following those discussions, the staff informed us that it is not inclined to agree with the Company’s position and suggested that the Company disclose the range of the two business performance targets that would result in payouts under the Plan in addition to the personal performance factors associated with computing the annual incentive for each named executive officer.

Securities and Exchange Commission
February 19, 2009

As a direct result of the staff’s position, the Compensation Committee of the Board of Directors of the Company has decided not to use the formula described in the 2008 Proxy Statement for calculating awards to the named executive officers and will instead award bonuses on an entirely discretionary basis, without utilizing the matrix described in the 2008 Proxy Statement.  Because bonus awards to named executive officers will not be based on the formula or the matrix, disclosure of the performance targets reflected in the matrix are not material to an understanding of any compensation paid to the named executive officers for 2008 or to the Company’s current compensation programs.

Sincerely,
/s/ Carol Crofoot Hayes Carol Crofoot Hayes Associate General Counsel and Secretary
cc:           E. Neville Isdell, Chairman of the Board
Muhtar Kent, President and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer

2